UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )

ALLIANCE RESOURCE PARTNERS, L.P.

(Name of Issuer)

Common Units

(Title of Class of Securities)

01877R108

(CUSIP Number)

4401 Oak Road

Tulsa, Oklahoma 74105

(918) 583-7129

with a copy to:

R. Eberley Davis

Senior Vice President, General Counsel and Secretary

Alliance Resource Management GP, LLC

1717 South Boulder Avenue, Suite 400

Tulsa, Oklahoma 74119

(918) 295-7600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 31, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1 (g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons Kathleen S. Craft

2	Check the Appropriate Box if a Member of a Group
	(a):	☐
	(b):	☒

3	SEC Use Only

4	Source of Funds* PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 17,548,274*

	8	Shared Voting Power 1,350,529*

	9	Sole Dispositive Power 17,548,274*

	10	Shared Dispositive Power 1,350,529*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 18,898,803

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 14.3%**

14	Type of Reporting Person IN

*                 The common units representing limited partner interests (the “ARLP common units”) of Alliance Resource Partners, L.P. (“ARLP”) attributable to Ms. Craft consist of (i) 17,548,274 ARLP common units held directly by her as trustee of the Kathleen S. Craft Revocable Trust and (ii) 1,350,529 ARLP common units held by Alliance Resource GP, LLC, which is jointly owned by Ms. Craft and Joseph W. Craft III.

**          Based on a total of 132,246,604 ARLP common units issued and outstanding as of June 1, 2018.

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common units representing limited partner interests (the “ARLP common units”) of Alliance Resource Partners, L.P., a Delaware limited partnership (“ARLP”). ARLP’s principal executive offices are located at 1717 South Boulder Avenue, Suite 400, Tulsa, Oklahoma 74119.

Item 2.	Identity and Background.

(a)         Kathleen S. Craft (the “Reporting Person”);

(b)         4401 Oak Road, Tulsa, Oklahoma 74105;

(c)          Not applicable;

(d)         The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

(e)          The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws;

(f)           U.S.A.

Item 3.	Source and Amount of Funds of Other Consideration.

The Reporting Person acquired 18,870,662 ARLP common units reported herein as part of the transactions contemplated by certain Simplification Agreement dated as of February 22, 2018 (the “Simplification Agreement”), by and among Alliance Holdings GP, L.P., a Delaware limited partnership (“AHGP”), Alliance GP, LLC, a Delaware limited liability company and the general partner of AHGP (“AGP”), certain subsidiaries of AHGP and AGP, ARLP, Alliance Resource Management GP, LLC, a Delaware limited liability company and the general partner of ARLP (“MGP”), and Alliance Resource GP, LLC, a Delaware limited liability company (“SGP”). The transactions contemplated by the Simplification Agreement (the “Simplification Transactions”) were closed on May 31, 2018.

The Simplification Transactions were effected in part through a merger, whereby Wildcat GP Merger Sub, LLC, a Delaware limited liability company and wholly owned subsidiary of AGP (“Merger Sub”), merged with and into AHGP, with AHGP surviving and continuing to exist as a Delaware limited partnership (the “Merger”). By virtue of the Merger, each AHGP common unit that was issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”), other than the AHGP common units held by SGP, was canceled and converted into the right to receive approximately 1.4782 ARLP common units held by AHGP and its subsidiaries immediately prior to the Effective Time (the “Exchange Units”), and the AHGP common units held by SGP immediately prior to the Effective Time were canceled and converted into the right to receive 29,188,997 Exchange Units, which equals (i) the product of the number of AHGP common units held by SGP immediately prior to the Effective Time multiplied by 1.4782, minus (ii) 1,322,388 ARLP common units to be issued to SGP pursuant to the transactions immediately following the Merger (as described below). As part of the Merger, all of the limited liability company interests in Merger Sub outstanding immediately prior to the Effective Time were converted into and became limited partner interests in AHGP and were held momentarily by SGP. All AHGP deferred phantom units that were outstanding immediately prior to the Effective Time were paid in full and deemed to have been converted into AHGP common units and had a right to receive a portion of the Exchange Units on the same economically equivalent basis as the other AHGP unitholders (other than SGP) as described above.

Immediately following the closing of the Merger, (i) SGP contributed all of the limited partner interests in AHGP to ARLP in exchange for 1,322,388 ARLP common units, and ARLP was admitted as the sole limited partner of AHGP, and (ii) AGP contributed all of the limited liability company interests of New AHGP GP, which became the new general partner of AHGP, to ARLP, and ARLP was admitted as the sole member of New AHGP GP. The number of ARLP common units issued to SGP upon the closing of the Simplification Transactions was calculated pursuant to the Simplification Agreement on an economically equivalent basis in exchange for a 1.0001% general partner interest in Alliance Resource Operating Partners, L.P., a Delaware limited partnership (“AROP”), and a 0.001% managing membership interest in Alliance Coal, LLC, a Delaware limited liability company (“Alliance Coal”), in each case in connection with ARLP’s last quarterly distribution of available cash prior to the closing of the Simplification Transactions.

The foregoing description of the Simplification Agreement and the Simplification Transactions does not purport to be complete and is qualified in its entirety by reference to the complete text of the Simplification Agreement, a copy of which is attached hereto as Exhibit A and is incorporated herein by reference.

In addition, the Reporting Person acquired 20,960 ARLP common units reported herein through SGP pursuant to the Amendment (as defined below). On May 31, 2018, AHGP entered into a First Amendment to Contribution Agreement (the “Amendment”), by and among ARLP, MGP, SGP, ARM GP Holdings, Inc., a Delaware corporation, MGP II and AHGP. The purpose of the Amendment was to correct an error in the previous calculation of ARLP common units to be issued to SGP upon completion of the transactions contemplated by that certain Contribution Agreement dated July 28, 2017 (the “Original Agreement”), by and among the parties to the Amendment. The number of ARLP common units issued to SGP pursuant to the Original Agreement was discovered to be insufficient to result in the contributions of certain assets by SGP and MGP, respectively, to ARLP pursuant to the Original Agreement being on a proportionate economic basis.  Pursuant to the Amendment, ARLP issued an additional 20,960 ARLP common units to SGP and paid SGP $42,548.80 in cash, representing the aggregate per ARLP common unit distribution of $2.03 that SGP would have received since the date of the Original Agreement if the 20,960 ARLP common units had been issued to SGP on the date of the Original Agreement. For further details of the Original Agreement and the transactions contemplated thereby, please see AHGP’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on July 28, 2017. A copy of the Amendment is attached hereto as Exhibit B and is incorporated herein by reference.

Item 4.	Purpose of Transaction.

The information provided or incorporated by reference in Item 3 above is hereby incorporated by reference into this Item 4.

Except as set forth in this Amendment, the Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) — (j) of Item 4 of Schedule 13D. The Reporting Person reserves the right to increase or decrease her position in ARLP through, among other things, the purchase or sale of securities of ARLP on the open market or in private transactions or otherwise, including the exercise of warrants or options, on such terms and at such times as the Reporting Person may deem advisable. The Reporting Person reserves the right to change her intention with respect to any and all matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer.

(a) – (b) The aggregate number and percentage of shares of ARLP common units beneficially owned by the Reporting Person (on the basis of a total of 132,246,604 ARLP common units issued and outstanding as of June 1, 2018) are as follows:

(1)         Amount beneficially owned:

18,898,803  ARLP common units Percentage: 14.3%

(2)         Number of ARLP common units to which the Reporting Person has:

(i)             Sole power to vote or to direct the vote: 17,548,274

(ii)          Shared power to vote or to direct the vote: 1,350,529

(iii)       Sole power to dispose or to direct the disposition of: 17,548,274

(iv)      Shared power to dispose or to direct the disposition of: 1,350,529

(c) Except as set forth in this Schedule 13D, the Reporting Person has not engaged in any transaction in ARLP common units during the past 60 days.

(d) The Reporting Person has the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the ARLP common units reported herein. As a joint owner of SGP, Joseph W. Craft III has same right as the Reporting Person to receive and the same power as the Reporting Person to direct the receipt of distributions from, or the proceeds from the sale of, the 1,350,529 ARLP common units beneficially owned by the Reporting Person through SGP.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	Material to be Filed as Exhibits.

Exhibit A:

Simplification Agreement, dated as of February 22, 2018, by and among Alliance Holdings GP, L.P., Alliance GP, LLC, Wildcat GP Merger Sub, LLC, MGP II, LLC, ARM GP Holdings, Inc., New AHGP GP, LLC, Alliance Resource Partners, L.P., Alliance Resource Management GP, LLC and Alliance Resource GP, LLC (incorporated by reference to Exhibit 2.1 of ARLP’s Form 8-K filed with the SEC on February 23, 2018).

Exhibit B:

First Amendment to Contribution Agreement, dated as of May 31, 2018, by and among Alliance Resource Partners, L.P., Alliance Resource Management GP, LLC, Alliance Resource GP, LLC, ARM GP Holdings, Inc., MGP II, LLC and Alliance Holdings GP, L.P. (incorporated by reference to Exhibit 10.1 of ARLP’s Form 8-K filed with the SEC on June 6, 2018).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 11, 2018

KATHLEEN S. CRAFT

By:	/s/ Mindy Kerber
Name: Mindy Kerber
Title: Attorney-in-Fact

EXHIBIT INDEX

Exhibit A:

Simplification Agreement, dated as of February 22, 2018, by and among Alliance Holdings GP, L.P., Alliance GP, LLC, Wildcat GP Merger Sub, LLC, MGP II, LLC, ARM GP Holdings, Inc., New AHGP GP, LLC, Alliance Resource Partners, L.P., Alliance Resource Management GP, LLC and Alliance Resource GP, LLC (incorporated by reference to Exhibit 2.1 of ARLP’s Form 8-K filed with the SEC on February 23, 2018).

Exhibit B:

First Amendment to Contribution Agreement, dated as of May 31, 2018, by and among Alliance Resource Partners, L.P., Alliance Resource Management GP, LLC, Alliance Resource GP, LLC, ARM GP Holdings, Inc., MGP II, LLC and Alliance Holdings GP, L.P. (incorporated by reference to Exhibit 10.1 of ARLP’s Form 8-K filed with the SEC on June 6, 2018).